EXPENSE LIMITATION AGREEMENT

March 4, 2021

Carlyle Tactical Global Credit Fund

One Vanderbilt Avenue

New York, NY 10017

Dear Ladies and Gentlemen:

Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), as investment adviser to Carlyle Tactical Private Credit Fund (f/k/a OFI Carlyle Global Private Credit Fund, “Fund”) agrees on a monthly basis to waive its base management fees and/or reimburse the Fund’s initial organizational and offering costs as well as its operating expenses (each such waiver or reimbursement, an “Expense Payment”) to the extent that the Fund’s annualized operating expenses in respect of the relevant month exceed 2.0% of the Fund’s month-end net asset value (the “Expense Limitation”). This agreement (“Agreement”) shall commence on the date first set forth above. This Agreement shall continue in effect until April 30, 2022. Thereafter, this Agreement may be annually renewed with the written agreement of CGCIM and the Fund. The Board of the Fund may terminate this Agreement at any time upon notice to CGCIM, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between CGCIM and the Fund.

For purposes of this Agreement, the Fund’s annualized operating expenses shall not include 1) expenses directly related to the costs of making investments, including interest and structuring costs for borrowing and line(s) of credit, taxes, brokerage costs, the Fund’s propionate share of expenses related to co-investments, litigation or extraordinary expenses; 2) incentive fees; or 3) any distribution and/or shareholder servicing fees.

In consideration of CGCIM’s agreement to waive its [base] management fees and reimburse the Fund’s expenses, the Fund hereby agrees to repay CGCIM in the amount of any Expense Payment subject to the limitation that a reimbursement (an “Adviser Reimbursement”) will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by CGCIM; and (ii) the Adviser Reimbursement does not cause the Fund’s total annual operating expenses (on an annualized basis and net of any Adviser Reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Limitation. The Fund’s obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

CGCIM agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the 1940 Act, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by CGCIM, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

Carlyle Global Credit Investment Management L.L.C.

By:	/s/Joshua Lefkowitz
Name: Joshua Lefkowitz
Title: Managing Director

Carlyle Tactical Private Credit Fund

By:	/s/ Brian Marcus
Name: Brian Marcus
Title: President